November 8, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, D.C.  20549-3561

Attention: Rolf Sundwall and Bonnie Baynes

Re: Stronghold Digital Mining, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-40931

Ladies and Gentlemen:

The Company has had further internal discussions and completed additional analysis regarding its corrected revenue recognition accounting policy and the related response the Company previously submitted to the Staff on October 28, 2024. In light of these further discussions and additional analysis, the Company is submitting this letter to provide an expanded and clarified response to the Staff’s comment that was set forth in its letter dated October 18, 2024. For your convenience, the below response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2023
Notes to Consolidated Financial Statements
Note 1 – Basis of Presentation and Significant Accounting Policies
Cryptocurrency Hosting Revenue, page 94

3.	Please revise your proposed cryptocurrency hosting revenue accounting policy to address the following points:

•
Clarify your method for measuring progress toward complete satisfaction of your performance obligation (see e.g., ASC 606-10-25-31 to 25-37). Also, make the disclosure required by ASC 606-10-50-18. In your response, tell us whether you use the practical expedient in ASC 606-10-55-18 to measure progress towards satisfying your performance obligation, and if so, explain to us why you believe that practical expedient applies.

RESPONSE:  In response to the Staff’s above comment, we will correct our revenue recognition policy, beginning with our Form 10-Q for the quarterly period ended September 30, 2024, as suggested.

The Company has a single performance obligation under its hosting contracts to provide an integrated hosting service. The Company notes that the practical expedient under ASC 606-10-55-18 applies to our hosting contracts because the amount invoiced for the Company’s performance of its integrated hosting service reasonably represents the value to the customer of the Company’s performance completed to date. There are no upfront or back-end fees in our hosting contracts that result in misalignment between the amounts invoiced and the value provided to the customer to date. The value provided to the customer can be measured by two factors: (1) the provision of power via megawatt consumption and (2) the quantity of hash rate sent to the mining pool by the hosted Bitcoin miners.

Megawatt consumption for each hosted Bitcoin miner is known at the end of each quarterly period and represents the basis for which the variable cost-of-power fee is applied. The amounts billed to the hosting customer each quarterly period reflect the actual energy used (i.e., megawatt consumption by each hosted Bitcoin miner) at the actual cost of producing power plus a 10% markup. In other words, the cost-of-power charges billed to the hosting customer are based on the actual cost of power for each distinct monthly period. Therefore, it is reasonable to expect the amount invoiced for the Company’s variable cost-of-power fee to be directly correlated to the Company’s performance completed to date.

Similarly, the amount of hash rate sent to the Bitcoin mining pool by the hosted Bitcoin mining machines corresponds directly with the Company’s performance of its integrated hosting service to date. For instance, any pause in the Company’s performance of its integrated hosting service results directly in a lower hash rate provided by the hosted Bitcoin mining machines. That’s because each monthly period is distinct, and Bitcoin miners require the continuous provision of power, internet access, racking infrastructure, general maintenance and operations (as instructed in writing by the customer), ambient cooling, and miner reboots. Bitcoin economics vary for a variety of external factors outside of our control, which ultimately compensate the hash rate sent to the Bitcoin mining pool with Bitcoin awards. On the other hand, the relationship between the Company’s provision of its integrated hosting service and hash rate is directly correlated.

The Company’s right to invoice also includes 50% of the Bitcoin awarded (i.e., quantity) from the hosted Bitcoin miners’ participation in the mining pool. Of course, the value of the “invoiced” Bitcoin awards changes over time like any such noncash consideration; however, the value changes over time only based on market conditions that are outside of the Company’s control. Therefore, such a USD-equivalent value is not invoiced. Instead, the value to the customer of the Company’s performance completed to date is measured in the quantity of Bitcoin awards. As such, it is reasonable to expect the amount invoiced for the Company’s portion of the Bitcoin mined to be representative of the Company’s performance completed to date.

Please also refer to the following excerpt from Step 2 of our ASC 606 Revenue Recognition memo, which addresses the series of distinct goods or services (in accordance with ASC 606-10-25-14 through 25-15) that the FASB’s Transition Resource Group for Revenue Recognition (“TRG”) generally agreed could fall within the scope of the practical expedient in ASC 606-10-55-18:

“Under the Hosting Contracts, the Company has contracted with Foundry and Canaan to provide an integrated hosting service (primarily comprised of electrical power supply and Internet access, in addition to racking infrastructure, general maintenance and operations, ambient cooling, and miner reboots) in exchange for consideration. The Hosting Contracts involve the transfer of identical hosting services over time. Although each transfer of electrical power and Internet access, for example, is distinct from the transfer at a later period (i.e., electrical power and Internet access received and consumed today is distinct from the electrical power and Internet access received and consumed next month), ASC 606-10-25-15 allows a performance obligation to be a series of distinct goods or services if the goods or services are substantially the same and have the same pattern of transfer to the customer. Per ASC 606-10-25-15, a series of distinct goods or services has the same pattern of transfer to the customer if both of the following criteria are met:

(1)	Each distinct good or service in the series that the entity promises to transfer to the customer would meet the criteria to be a performance obligation satisfied over time.
(2)	The same method would be used to measure the entity’s progress toward complete satisfaction of the performance obligation to transfer each distinct good or service in the series to the customer.

For a service obligation to be a series of distinct services, there needs to be multiple time periods within the overall performance obligation that (1) are distinct from each other, (2) are substantially the same, (3) are satisfied over time, and (4) have the same pattern of transfer to the customer.

Under the Hosting Contracts, (1) each service period (e.g., each month, day, or even hour) within the contracts’ terms benefits the customer on its own, meaning that each service period is capable of being distinct, and the Company’s promise to provide the integrated hosting service in one service period is separately identifiable from those service periods preceding and following it; (2) the Company may perform various services during each period, but even though the mix and quantity of activities the Company performs each distinct period may differ, the nature of the Company’s promise each period is substantially the same (i.e., the supply of electrical power and Internet access, among other services included in the Company’s integrated hosting service); (3) the hosting customers consume and receive benefits from the integrated hosting service throughout the overall obligation period, and the Company’s promise to perform each service period is satisfied over time; and (4) the same measure of progress would be applied to each distinct service in the series.”

Lastly, while the value to the customer of the Company’s performance completed to date per ASC 606-10-55-18 is known, it is impractical and nearly impossible to reasonably estimate the total expected value to the customer for the entirety of the two-year hosting contract periods. That is because any such estimates of the power and Bitcoin values are fully constrained by a number of external factors that are completely out of the Company’s control. For example, while performing work as a part of a Bitcoin mining pool with an FPPS payout results in a higher likelihood that each day’s payout reflects the prevailing Bitcoin network and market conditions that day, these conditions and, thus, payouts can vary dramatically over time due to critical inputs that go into the calculation of Bitcoin awards for performing work. These critical inputs include, but are not limited to, global network hash rate, transaction fees, miner uptime (depending on power price or the cost to make power and any resulting curtailment around Bitcoin versus the cost of power breakeven), etc. All of these factors are beyond the Company's control and ability to reasonably predict; therefore, the Company does not endeavor to predict them at any given time.

The number of Bitcoin awards generated by the hosted Bitcoin miners can be calculated as follows:

Global Block Rewards per Unit of Hash Rate can be calculated as followed:

Global Block Rewards can be calculated as follows:

The equation, in its entirety, to calculate the number of Bitcoin awards generated by Bitcoin miners (including the hosted miners in question) is as follows:

Global Network Hash Rate, Transaction Fees, Blocks Validated, and Block Subsidy are all market and/or Bitcoin network variables, over which Stronghold has no control and has no disclosed forecast or process to predict. Of the market variables, Blocks Validated and Block Subsidy can be reasonably estimated, but Global Network Hash Rate and Transaction Fees cannot be reasonably estimated and have been—and will continue to be—very volatile and difficult to predict. An example of factors that drive network hash rate include technological advancement, prevailing Bitcoin mining economics, the cost of power where mining activities take place globally, availability and pricing of Bitcoin miners, availability of power infrastructure to energize those miners, access to capital to fund infrastructure and miners, etc. Transaction fees have proven impossible to forecast. As a result, Stronghold should not endeavor to predict these market variables, and such forecasts would be required to predict future Bitcoin awards from any miners, including the hosted miners.

These variables determine Global Block Rewards per Unit of Hash Rate, which is shown below from July 2022 through October 2024:

Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact Daniel LeBey or Shelley Barber, each of Vinson & Elkins L.L.P., at (804) 327-6310 and (212) 203-5750, respectively.

Very truly yours,

STRONGHOLD DIGITAL MINING, INC.

By:	/s/ Matthew J. Smith
Name:	Matthew J. Smith
Title:	Chief Financial Officer